

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2010

Joseph Kozak
Chairman and Chief Executive Officer
ANTs software inc.
71 Stevenson Street, Suite 400
San Francisco, CA 94105

      Re: **ANTs software inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed August 6, 2010
              File No. 000-16299

Dear Mr. Kozak:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

              Sincerely,

              Maryse Mills-Apenteng
              Special Counsel

cc: <u>Via facsimile at 650-227-8001</u>
        Paul Marotta
        The Corporate Law Group